EXHIBIT 99.1

Internet Gold - Golden Lines Announces Filing Of A Prospectus Supplement; The Public Tender For Its Series C Debentures Will Be Held On August 10, 2011

Ramat Gan, Israel, August 7, 2011- Internet Gold - Golden Lines Ltd. (Nasdaq: IGLD)  announced that the Company filed today a prospectus supplement pursuant to its shelf prospectus filed on September 1, 2010 with the Israel Securities Authority and the Tel Aviv Stock Exchange Ltd.

Pursuant to the prospectus supplement, the Company is offering up to NIS 155 million (approximately $44 million) of a series of unsecured and non-convertible Series C Debentures.  The Company has the right to exercise an over-allotment option to sell up to an additional NIS 23.25 million (approximately $6.6 million) aggregate principal amount of Series C Debentures.

The price of the Series C Debentures will be determined in a public tender, but at no less than NIS 1.005 per Series C Debenture. The public tender for the Series C Debentures will be held on August 10, 2011.

The terms of the newly issued Series C Debentures will be identical to the terms of the Company’s Series C Debentures issued in September 2010.  The newly issued Series C Debentures will be listed on the Tel Aviv Stock Exchange.  The Series C Debentures will be payable in four equal annual installments on March 10 of each of the years 2016 through 2019 and will bear interest at a fixed annual rate of 4.45% per annum, which will be payable semi-annually on March 10 and September 10 of each of the years 2011 through 2019.  The Series C Debentures are NIS denominated and are linked to the Israeli consumer price index.

The Series C Debentures contain standard terms and conditions and are unsecured, non-convertible and do not restrict the Company's ability to issue any new series of debt instruments or distribute dividends in the future.

The net proceeds from the public offering (assuming the Company does not exercise the over allotment option and that all series C Debentures offered will be sold at the minimum offering price), after deduction of arranger’s fees, commissions and other estimated offering expenses, are expected to be approximately NIS 154,000,000.

The Series C Debentures are being offered only in Israel pursuant to the Company's shelf prospectus and a prospectus supplement, will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. Persons (as such term is defined under Regulation S promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

This announcement shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Series C Debentures.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its approximately 78.11% interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest (approximately 31.18% in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold’s shares are traded on Nasdaq and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.eurocom.co.il;

www.igld.com;

www.bcommunications.co.il;

www.ir.bezeq.co.il

Forward-Looking Statements

This communication contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.